

December 6, 2010

Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

      RE: **Crane Co.**
              Form 10-K for the Fiscal Year ended December 31, 2009
              Forms 10-Q for the Fiscal Periods ended March 31, 2010, June 30, 2010
              and September 30, 2010
              Form 8-K filed on October 25, 2010
              File No. 1-1657

Dear Mr. Krawitt:

We have reviewed your response letter dated November 24, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Mr. Andrew L. Krawitt
Crane Co.
December 6, 2010
Page 2 of 2

Item 8 – Financial Statements and Supplementary Data, page 34
Note 1 – Nature of Operations and Significant Accounting Policies, page 40
Earnings (Losses) Per Share, page 41

2. We have reviewed your response to prior comment 5 from our letter dated
    November 15, 2010. It appears that you include all shares of restricted stock
    granted, whether vested or unvested, in your determination of basic and diluted
    weighted average shares outstanding. Please help us further understand why you
    believe it is appropriate to include unvested shares of restricted stock in your
    calculation of basic earnings per share. See FASB ASC 260-10-45-28A.

Note 11 – Commitments and Contingencies
Asbestos Liability, page 52

3. We have reviewed your responses to prior comments 7 and 8 from our letter dated
    November 15, 2010. Please help us further understand why you would not
    consider the increase in the average settlement cost per claim amount in your
    periodic review of the estimated asbestos liability. Please clarify if this is because
    you instead evaluate the average settlement cost per claim amount by disease. In
    a similar manner to your response, please enhance your disclosures to further
    address your consideration of this increase in the average settlement cost per
    claim amount as well as how you evaluate on a periodic basis the estimated
    percentage used in your estimate of probable insurance recoveries.

            FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

4. Please address the above comments in your interim filings as well.

                            *   *   *   *

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his
absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions
regarding these comments.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief